SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)

                          MICROWAVE POWER DEVICES, INC.
                            (Name of Subject Company)

                         ERICSSON MPD ACQUISITION CORP.
                                  ERICSSON INC.
                     TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    59517M103
                      (CUSIP Number of Class of Securities)

                             Lawrence F. Lyles, Esq.
                                  Ericsson Inc.
                                740 Campbell Road
                             Richardson, Texas 75081
                                  972-583-0000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                             Alberto Luzarraga, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                               011 44 20 7655 5000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------------------------------------------------
           $98,505,933                                  $19,701.19
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $8.70, the per share tender offer price, by 11,322,521, the sum of the 10,709,064 currently outstanding shares of Common Stock sought in the Offer and the 613,457 shares of Common Stock subject to options that were vested as of October 11, 2000.
**  Calculated as  1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: $19,701.19    Filing Party: Ericsson MPD Acquisition
                                                   Corp., Ericsson Inc., and
                                                   Telefonaktiebolaget LM
                                                   Ericsson (publ)
    Form or Registration No: Schedule TO  Date Filed:  October 20, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.3

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on October 20, 2000 by Ericsson MPD Acquisition Corp. a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a corporation organized under the laws of The Kingdom of Sweden ("Ericsson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Microwave Power Devices, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.70 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4. Terms of the Offer.

         A copy of a press release issued by Ericsson on November 20, 2000 is filed herewith as Exhibit (a)(10). This press release was supposed to be filed as an exhibit to the Amendment No. 3 to the Schedule TO filed on November 20, 2000, but was omitted due to transmission error.

         Section 14.  Certain Conditions of the Offer.

         Section 14 of the Offer to Purchase on page 34 is amended by inserting the following paragraph at the end of Section 14:

         "On Friday, November 24, 2000, the CFIUS review period prescribed by the Exon-Florio Provision for the Offer and the Merger expired and the Exon-Florio condition to the Offer was satisfied."

Item 11.  Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented to include the following additional information.

         Section 15.  Certain Legal Matters and Regulatory Approvals.

         The third paragraph in Section 15 of the Offer to Purchase on page 37 is restated in its entirety to read as follows:

         "By letter dated November 24, 2000, CFIUS notified Parent and the Purchaser that CFIUS has determined not to undertake an investigation under the Exon Florio Provision with respect to the Offer and the Merger, and that CFIUS's review under the Exon-Florio Provision is concluded. Accordingly, the CFIUS review period prescribed by the Exon-Florio Provision for the acquisition has expired and the Exon-Florio condition to the Offer has been satisfied."

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2000

                                            ERICSSON MPD ACQUISITION CORP.


                                            /s/ Lawrence F. Lyles
                                            ------------------------------------
                                            Name:  Lawrence F. Lyles
                                            Title: President and Chairman

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2000

                                       ERICSSON INC.


                                       /s/ Lawrence F. Lyles
                                       ------------------------------------
                                       Name:  Lawrence F. Lyles
                                       Title: Vice President and General Counsel

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2000

                                          TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)


                                          /s/ Rolf Eriksson
                                          --------------------------------------
                                          Name:  Rolf Eriksson
                                          Title: Vice President

                                  EXHIBIT INDEX

Exhibit
  No.                      Description
-------                    -----------

(a)(1)            Offer to Purchase dated October 20, 2000. *
(a)(2)            Form of Letter of Transmittal.*
(a)(3)            Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on October 20, 2000.*
(a)(8) Joint Press Release issued by Ericsson and the Company on October 13, 2000 (incorporated by reference to Exhibit
                  99.1 on the Schedule on TO-C filed by Purchaser on October 13,
                  2000).*
(a)(9)            Press Release issued by Ericsson on November 2, 2000.*
(a)(10)           Press Release issued by Ericsson on November 20, 2000.
(b)               None.
(d)(1) Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company.*
(d)(2) Stockholders' Agreement, dated as of October 12, 2000, among Parent, Purchaser and several stockholders of the Company.*
(d)(3) Non-Disclosure Agreement dated as of July 6, 2000 between Ericsson and the Company.*
(d)(4) Non-Solicitation Agreement dated August 24, 2000 (as extended on September 14, 2000 and October 4, 2000) between Ericsson and the Company.*
(g)               None.
(h)               None.



* Incorporated by reference to the Schedule TO, as amended, filed by Ericsson MPD Acquisition Corp., Ericsson Inc., and Telefonaktiebolaget LM Ericsson
     (publ) on October 20, 2000.

                                                                 Exhibit (a)(10)

FOR IMMEDIATE RELEASE

ERICSSON MPD ACQUISITON CORP. EXTENDS ITS
TENDER OFFER FOR MICROWAVE POWER DEVICES, INC.

Stockholm, Sweden - November 20, 2000 - Ericsson (Nasdaq: ERICY) announced that Ericsson MPD Acquisition Corp., an indirect wholly owned subsidiary of Ericsson, is extending the offer to acquire all outstanding shares of common stock of Microwave Power Devices, Inc. to 12:00 midnight, New York City time, on Monday, November 27, 2000. The offer was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, November 17, 2000.

Ericsson has been advised by ChaseMellon Shareholder Services LLC, the depositary for the Offer, that as of 5:30 p.m. New York City time on Friday, November 17, 2000, approximately 10,167,721 shares of Microwave Power Devices, Inc. common stock had been tendered into the Offer and not withdrawn.

As a consequence of the extension of the expiration date, holders of Microwave Power Devices, Inc. common stock may tender or withdraw shares until 12:00 midnight, on Monday, November 27, 2000, unless the offer is further extended.

Questions or requests for additional information may be directed to Innisfree M&A Incorporated, which is acting as Information Agent with respect to the tender offer, at (212) 750-5833 or (888) 750-5834.

Investors and security holders should read the Tender Offer Statement on Schedule TO, as amended, filed by Ericsson, Ericsson Inc. and Ericsson MPD Acquisition Corp. with the Securities and Exchange Commission as well as the Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed by Microwave Power Devices, Inc. and any subsequent amendments, as they will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO, Solicitation/Recommendation Statement on
Schedule 14D-9 and other documents filed by Ericsson and Microwave Power Devices, Inc., for free from the U.S. Securities and Exchange Commission's website located at http://www.sec.gov.

Ericsson is the leading communications supplier, combining innovation in mobility and Internet in creating the new era of mobile Internet. Ericsson provides total solutions covering everything from systems and applications to mobile phones and other communications tools. With more than 100,000 employees in 140 countries, Ericsson simplifies communications for customers all over the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Kathy Egan, Vice President, Corporate Communications, Ericsson Inc. Gary Pinkham, Vice President, Investor Relations, Ericsson
Phone: 212 685-4030